Keystone Mutual Funds
7101 West 78th Street, Suite 201
Bloomington, MN 55439

October 27, 2010

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Keystone Mutual Funds (the “Trust”)
File Nos.: 333-133322 and 811-21890 Class A: C000034271 Class C: C000034272 Class I: C000082494

Dear Ms. DiAngelo:

The purpose of this letter is to respond to oral comments provided by the U.S. Securities and Exchange Commission (“SEC”) on October 4, 2010 regarding the Staff’s recent review of the Trust’s Annual Report on Form N-CSR dated June 30, 2010 for the Keystone Large Cap Growth Fund (the “Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Financial Statements

1.	SEC Comment: Please include enhanced disclosures regarding management’s consideration of the Fund’s tax position as required by FASB 740 in future filings.

Response: The Trust responds by stating that future reports will include enhanced disclosure as described in FASB 740 and by supplementing its current disclosure under note 2(b) in the Notes to the Financial Statements, entitled “Federal Income Taxes,” with the following:

“The Fund has adopted financial reporting rules that require the Fund to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions. Open tax years are those that are open for exam by taxing authorities.  As of June 30, 2010, open tax years include the tax years ended June 30, 2007 through 2009. The Funds have no examination in Progress.

The Fund has reviewed all open tax years and major jurisdictions and concluded that the adoption of these financial reporting rules resulted in no effect to the Fund’s financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the fiscal year-end June 30, 2010. The Fund is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.”

Note 2(h) to Financial Statements; Significant Accounting Policies

2.
SEC Comment: Please include the disclosure regarding the location of the effect of derivatives in the Fund’s Statement of Assets and Liabilities and the Statement of Operations as required by FAS 161, “Disclosures about Derivative Instruments and Hedging Activities”, in future filings.

Response: The Trust responds by stating that future reports will include this disclosure.  In addition, the Trust responds supplementally by modifying the introductory paragraph to the table appearing in note 2(h) of the Notes to the Financial Statements on page 22 of the Trust’s Annual Report as follows:

The table below lists the transactions in call options written during the year ended June 30, 2010~~, were as follows:~~.  The realized gains and losses can be found in the net realized gain on option contracts in the Statement of Operations.

	Number	Premium	Realized
	of Contracts	Amount	Gain/(Loss)
Balance at June 30, 2009	–	$ –	$ –
Opened	513	201,639	–
Expired	125	(88,156)	772,975
Exercised	388	(113,483)	(127,162)
Balance at June 30, 2010	–	$ –	$645,813

 Financial Statements; Statement of Assets & Liabilities

3.	SEC Comment: Please disclose the par value per share for each class of shares authorized by the Trust for distribution.

Response: The Trust responds by stating that future filings will include disclosure stating that shares of beneficial interest in the Trust have been issued without par value.

Shareholder Letter

4.
SEC Comment: The one-year return for the Russell 1000® Growth Index disclosed in the Shareholder Letter conflicts with the one-year return disclosed in the Average Annual Returns chart shown on page 4 of the Annual Report. Please disclose the correct return for the Fund’s benchmark.

Response: The Trust responds supplementally by stating that the correct return for the Russell 1000® Growth Index, for one year period ended June 30, 2010, is 13.62%, as disclosed in the Average Annual Returns chart on page 4 of the Annual Report.

Expense Example

5.	SEC Comment: Please modify the introductory paragraph of the Expense Example to reflect costs specific to shareholders of the Fund.

Response: The Trust responds by stating that the Expense Example in future reports will include modified disclosure to reflect specific costs to shareholders of investing in the Fund.

Note 4 to the Financial Statements; Capital Share Transactions

6.	SEC Comment: Please describe the nature of the transfer reflected in the tables shown in Note 4 to the Financial Statements: Capital Share Transactions, in future filings.

Response: The Trust responds by stating that the transfer of shares resulted from a transfer by a shareholder of Class A shares to Class I shares on the inception date of Class I shares, on which day the net asset value of Class A shares was equal to the net asset value of Class I shares.  An explanation of this transfer will be included in future filings.

Financial Highlights: Ratio of Expenses to Average Net Assets

7.
SEC Comment:  Please explain why the Ratio of Expenses to Average Net Assets for the Class A shares shown in the Financial Highlights on page 14 of the Annual Report differs from the expense ratio shown in the Fees and Expenses table on page 2 of the Trust’s Registration Statement filed on Post-Effective Amendment No. 5.

Response: The Trust responds by stating the difference is due to a change in the Fund’s Rule 12b-1 fees applicable to Class A shares that occurred mid-year.  The Rule 12b-1 fees for the Fund’s Class A shares were reduced from 0.30% to 0.25% in March 2010.  The Ratio of Expenses to Average Net Assets for Class A shares shown in the Financial Highlights on page 14 of the Trust’s Annual report is a weighted average of the fees reflecting the reduction from 0.30% to 0.25%.

Form N-CSR Item 4; Principal Accountant Fees and Services

8.	Staff Comment: The Staff requests that Item 4 in the Form N-CSR include enhanced disclosure of the tax fees paid by the Fund.

Response: The Fund responds by stating that future annual reports filed on Form N-CSR will include enhanced disclosure of the specific fees paid by the Fund for tax services, such as fees paid for the preparation and review of the Fund’s tax return.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Alia Mendez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

Keystone Mutual Funds

/s/ Loren Kix

Name: Loren Kix
Title:  Chief Compliance Officer